CITIZENS BANCORP
                                              14401 Sweitzer Lane
                                                 Laurel, MD 20707

                                                 January 16, 1997


Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C.  20549

Gentlemen:

          Re:  SEC Form 4 - Citizens Bancorp
               Robert M. Beall, Director

     Pursuant to Sections 16(a) and/or 23(a) of the Securities Exchange Act of 1934, we are sending herewith Form 4 for the Month of December, 1996, for Robert M. Beall,Director of Citizens Bancorp. One manually-signed copy of the Form 4 (Plus 2 copies) will be supplied by mail.

     Please note that Citizens Bancorp was acquired by Crestar Financial Corporation on December 31, 1996. Therefore, after the filing of Forms 5 for 1996, Citizens Bancorp's directors and officers will not be subject to Form 4 or Form 5 obligations.

                                        Sincerely,

                                        /s/ Jean G. Salamone
                                        Jean G. Salamone
                                        Secretary


\JEAN96\SECFRM4.J97











FORM 4

1.   BEALL, Robert M.         2.   CITIZENS BANCORP  CIBC        6.   Director
     6011 Greenbelt Road
     Berwyn Heights, MD 20740
                              3.   ###-##-####         4.   December/1996

______________________________________________________________________________

1. Title    2. Trans-  3. Code  4. Amount\Price  5. Amount  6. D or I 7.Nature
    of         action                               End of                of
   Security     Date                                Month              owner-
                                                                        ship
_______________________________________________________________________________

 Common Stock                                       3,718      D
 Common Stock                                       1,376      D*     401(k) at
                                                                      Broker
 Common Stock  12/31/96     P     13  A  $63.00     2,919      D**    Self/IRA
                                                                      at Broker
 Common Stock  12/31/96     P      7  A  $63.00     1,591      I**    Wife/IRA
                                                                      at Broker
 Common Stock                                         260      I      By Spouse
 Common Stock                                          20      I      Spouse/
                                                                      Custodian
 Common Stock                                       1,358      I***   Ledo Pizza
                                                                      Systems,
                                                                      Inc.

Explanation of Responses:
  *1,376 shares owned Directly, held for 401(k) Plan by Broker.
 **2,919 and 1,591 shares held by Broker for Mr. and Mrs. Beall, respectively, in two IRA accounts.
***1,358 shares owned by Ledo Pizza Systems, Inc. - Mr. Beall 15% owner.
/s/ Robert M. Beall 1/15/97